Stephen M. Davis 212.813.8804 SDavis@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law The New York Times Building 620 Eighth Avenue New York, NY 10018 T: 212.813.8800 F: 212.355.3333

May 21, 2010

VIA EDGAR AND FEDEX

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attention: Mr. Mark P. Shuman

Re:	IntraLinks Holdings, Inc.
Registration Statement on Form S-1
Filed April 12, 2010
File No. 333-165991

Dear Mr. Shuman:

On behalf of our client, IntraLinks Holdings, Inc. (the “Company”), we are filing herewith Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-165991) (the “Registration Statement”).

Amendment No. 1 includes revisions updating certain information and in response to the written comments received from the Staff of the Commission (the “Staff”) by letter dated May 7, 2010 (the “Comment Letter”).  The Company’s responses to the Staff’s Comment Letter are set forth below.  For convenience, copies of Amendment No. 1 marked to show changes from the Registration Statement filed on April 12, 2010 are also being provided to the examiners.  Copies of this letter and its attachments are being sent under separate cover to Matthew Crispino of the Commission.  The Company respectfully requests that the Staff return to us all material supplementally provided by the Company once the Staff has completed its review.  The Staff’s comments are reprinted below, followed by the Company’s responses.  Page references in response to the Staff’s comments correspond to the page numbers in the marked copy of Amendment No. 1.

FORM S-1

General

1.
We will process your amendments without price ranges.  Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided.  Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Securities and Exchange Commisson
May 21, 2010

RESPONSE:  The Company acknowledges the Staff’s comment and understands that the Staff may have additional comments and will need sufficient time to review and process an amendment once an estimated price range is included.  The Company is also aware that it must file the pre-effective amendment prior to circulating the prospectus.  The Company will include a price range in a subsequent amendment to the Registration Statement.

Prospectus Summary

Overview, page 1

2.
It appears from your prospectus disclosure that you intend to use a portion of the proceeds of this offering to partially repay the debt that you incurred in connection with the merger that you completed in 2007.  Please revise the first or second page of your summary discussion to highlight your outstanding debt, the amount you intend to repay with proceeds from this offering, and the portion of the funds raised from public investors you estimate will be available to finance the expansion or improvement of your business.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 1.  The Company supplementally advises the Staff that, because the offering price has not yet been determined, it is unable to firmly estimate at this time the amount of the net proceeds that will be available for general corporate purposes, such as to finance the expansion or improvement of its business.  However, the Company acknowledges the Staff’s comment and will revise the disclosures in a future amendment to the Registration Statement to the extent necessary once the estimated initial public offering price has been determined.

3.
With respect to any third-party statements in your prospectus, such as the market data attributed to Gartner and IDC in the prospectus summary, please supplementally provide us with support for such statements.  To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus.  Also, supplementally tell us whether the source of the data is publicly available and whether you commissioned the referenced sources.

RESPONSE:  In response to the Staff’s comment, the Company is supplementally delivering to the Staff via overnight courier a copy of the applicable supporting materials relating to the industry and market data that are cited in the Registration Statement.  The Company hereby confirms that the third-party statements cited on pages 2 and 78-80 of Amendment No. 1 are publicly available either for a fee or paid subscription and were not prepared for the Company nor did the Company commission or compensate any party for the preparation of the cited reports and therefore no consents are filed as an exhibit to Amendment No. 1.

Securities and Exchange Commisson
May 21, 2010

The Offering, Page 5

4.
Please expand your discussion under “Use of Proceeds” here and on page 28 to disclose the approximate amount of proceeds that you will devote to reducing existing indebtedness.  In addition, please revise your disclosure on page 28 to disclose the interest rate and maturity of the indebtedness to be repaid.  Refer to Item 504 of Regulation S-K and Instruction 4 thereto.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 31 of Amendment No. 1.

Summary Consolidated Financial Data, page 6

5.
We note your presentation here and throughout your filing, as well as the discussion of the results of operations for “Combined” 2007 results in your MD&A.  We also note your disclosure that these “Combined” amounts do not include any pro forma adjustments to give effect to the merger.  Please tell us how you concluded that this presentation was appropriate.  Please note that a supplemental presentation and discussion based on “pro forma” financial information should be prepared in accordance with Article 11 of Regulation S-X.  In this regard, all pro forma adjustments required by Article 11 should be reflected in the presentation as opposed to merely combining information for the pre- and post-merger periods.  Also note that the presentation requirements contained in Article 11 should be provided.

RESPONSE:  In response to the Staff’s comment, the Company has revised the presentation of its 2007 results throughout Amendment No. 1 to include the pro forma adjustments required by Article 11 of Regulation S-X, including pages 7-10, 36-37, 42-43, 55 and 63-66.  The unaudited pro forma consolidated statement of operations for the year ended December 31, 2007 is based on the Company’s historical audited consolidated statements of operations included in the Registration Statement adjusted to give effect to the merger pursuant to which IntraLinks, Inc. became a wholly-owned subsidiary of the Company (the “Merger”) as if the Merger had occurred on January 1, 2007.  The Company has also revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section to disclose the nature of each of the pro forma adjustments to its 2007 consolidated statement of operations.

Securities and Exchange Commisson
May 21, 2010

Risk Factors, page 8

6.
We note your statement in the introductory paragraph that: “The risks below are not the only ones we face.  Additional risks that we currently do not know about or that we currently believe to be immaterial might also impair our business.”  Please revise to clarify that all material risks are presented in this section.  It is not appropriate to indicate that additional risk factors not included in the prospectus exist or that existing risks that management deem to be immaterial may, at a later date, be material.  All material risk factors should be described in the prospectus and risks that are deemed to be immaterial should not be referenced.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 11 of Amendment No. 1.

Selected Consolidated Financial Data, page 33

7.	Please revise to label the Consolidated Financial Data as “Predecessor” and “Successor.”

RESPONSE:  In response to the Staff’s comment, the Company has revised the table within Selected Consolidated Financial Data, on pages 37-38 of Amendment No. 1 to label each period as “Predecessor” and “Successor” as appropriate.

8.
Please tell us how you considered including pro forma earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to extinguish a portion of your outstanding debt.  Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures.  We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 37 of Amendment No. 1 to include line items for “Unaudited as adjusted pro forma net loss per share- basic and diluted” and “Shares used in computing unaudited as adjusted pro forma net loss per share- basic and diluted”, to give effect to the additional issuance of shares by the Company in this offering and the application of net proceeds of this offering.  The Company will complete the pro forma earnings per share information that gives effect to the proposed shares issued in the offering and anticipated proceeds therefrom in a future amendment to the Registration Statement once that information is known.

Securities and Exchange Commisson
May 21, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 35

9.
We note that you have provided disclosure in your results of operations discussion about the effect of certain trends in your industry on your revenues.  Please tell us what consideration you gave to expanding your Management’s Discussion overview to include a discussion of the most important matters on which your management is focused in evaluating your financial condition and operating performance in order to facilitate investors’ understanding of the discussion and analysis of your financial statements.  Refer to Section III.A of Release No. 33-8350.

RESPONSE:  In response to the Staff’s comment, the Company has added additional disclosure in the MD&A section on pages 39-40 and 56 of Amendment No. 1.

Key Metrics, page 36

10.
We note your disclosure that “Adjusted EBITDA” permits investors to “gain an understanding of the factors and trends affecting your ongoing cash earnings, from which capital investments are made and debt is serviced.”  It would appear that you are trying to convey information regarding your liquidity and cash generation.  If this is intended as a liquidity measure, please explain to us why you chose to reconcile the measure to net income.

RESPONSE:  The Company supplementally advises the Staff that its disclosure of Adjusted EBITDA is not intended as a liquidity measure.  Accordingly, in response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 40-41 of Amendment No. 1.

11.
Please revise to explain why you believe “Adjusted EBITDA” allows investors to “make a more meaningful comparison between [y]our core business operating results.” In this regard, we note that you should specifically define any reference to “core business operating results” as companies and investors may differ as to what this term represents and how it should be determined.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 40-41 of Amendment No. 1.

Securities and Exchange Commisson
May 21, 2010

Application of Critical Accounting Policies

Stock-Based Compensation, page 44

12.	Please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range for your stock.

RESPONSE:  The Company advises the Staff that the offering price has not yet been determined and, based on its discussions with the underwriters, it believes that it is currently too difficult to firmly estimate what the proposed offering price will ultimately be.  Moreover, the Company believes that any price range that the Company could provide the Staff at this time would be similarly subject to an undue risk of material revision.  The Company will provide the Staff in a subsequent filing an estimate of the range of the offering price for the shares together with the other requested information.

13.
Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement.  In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 52 of Amendment No. 1.  The Company will further revise the disclosures in a future amendment to the Registration Statement once the estimated initial public offering price has been determined.

14.
We note that your disclosures appear to attach significant meaning to the original valuations as of June 30, 2009.  You appear to argue for the accuracy of these valuations so it is unclear the amount of emphasis readers should place on these as compared to the more recent retrospective valuations which superseded the June 30, 2009 valuation.  Please revise your disclosures to limit your discussion of the original valuation to be more consistent with their current function and to make it clear that you believe the subsequent valuations are now a more appropriate measure of fair value.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 49-51 of Amendment No. 1.

15.
We note your reference to a third-party valuation firm on page 46.  Please describe the nature and extent of the third-party valuation firm’s involvement in your determination of the fair value of your common stock.  Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Securities and Exchange Commisson
May 21, 2010

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 49-50 of Amendment No. 1.  The Company supplementally advises the Staff that it engaged a third party valuation firm to provide analyses consistent with the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”) in connection with the Company’s June 30, 2009 and December 31, 2009 valuations.  The Company relied on these valuations in determining the fair value of its common stock in connection with the granting of equity awards in 2009 and 2010.  However, as disclosed in the Registration Statement, the Company’s Board of Directors was ultimately responsible for determining the fair value of its common stock for purposes of equity awards made in 2009 and 2010.  Accordingly, the Company has removed references to the third-party valuation firm in Amendment No. 1.

16.
Please revise to disclose, in greater detail, the significant factors considered and assumptions made in determining the fair value of the underlying common stock.  Your disclosures should describe and quantify each of the significant assumptions for each of the valuation periods and describe the basis for those determinations.  You should address the assumptions used to determine your enterprise value (income and market approach) and the assumptions used in your probability-weighted expected return valuation.  Your disclosures should include quantitative information regarding your assumptions including, but not limited to, growth rates, discount rates, market multiples, lack of marketability discounts and any other assumptions that management believes are material.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 49-51 of Amendment No. 1.

17.
Your disclosure on page 47 indicates that you reassessed the December 31, 2009 valuation during the preparation of your financial statements based on the “current likelihood of an initial public offering” and appears to indicate that the valuations had the “benefit of hindsight.”  Please tell us how you concluded that it was appropriate to consider hindsight when reassessing the December 31, 2009 valuation and tell us how you considered paragraph 86 of the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.”

RESPONSE:  The Company advises the Staff that, as a preliminary matter, its Board of Directors relied on contemporaneous valuations to determine the fair value of the common stock for purposes of its 2009 equity grants.  Although the June 30, 2009 valuation was not actually completed until September 2009 just prior to the September grant date, as explained in paragraphs 87 and 88 of the Practice Aid, “contemporaneous” does not mean the valuation date must be the same as the date the valuation is completed or delivered.  Indeed, for practical reasons that is often not the case.  The Company also determined, consistent with paragraph 90 of the Practice Aid, that no new valuation would be necessary for its Board of Directors to assess the fair value of the common stock as of the October 2009 grant date.

Securities and Exchange Commisson
May 21, 2010

In hindsight, the Company believes that it did not sufficiently take into account the probability of this offering in connection with the valuations for the September and October 2009 grants.  Notwithstanding the Board of Director’s reasonable determination of fair value at each grant date, the Company determined, in connection with calculating its stock-based compensation expenses for its audited financial statements for the year ended December 31, 2009, that a retrospective valuation for purposes of the September and October 2009 equity grants would be appropriate using a methodology that took into account the relative probability of an initial public offering as compared to a stay-private scenario.  The Company believes this was appropriate because the September and October 2009 grants occurred within 12 months of the projected effective date of this offering and, as a result, the fair value of the common stock within such period should take into account such offering even if it could not reasonably be expected to be taken into account by the Board of Directors at the time of the grants.  Consistent with the Practice Aid, the Company believes that it exercised care to ensure the assumptions and estimates under the retrospective valuation reflected the business conditions and enterprise developments that existed at the respective valuation dates.  The Company also believes that it was appropriate to use the probability-weighted expected return valuation method to retrospectively give proper weight to the likelihood of an initial public offering and to take into account developments relating to such initial public offering and related overall market recovery that would have had a material impact on value, which is now better understood in hindsight.

18.
When you calculate your estimated IPO price, please revise to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined as of the date of each grant and equity related issuance.  This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

RESPONSE:  The Company acknowledges the Staff’s comment.  The Company confirms that it will provide the requested disclosure in a subsequent amendment to the Registration Statement.

19.
Tell us whether you granted any options or restricted stock subsequent to the most recent balance sheet date presented in the registration statement.  If you have granted options or restricted stock after this date, please revise your disclosure to include the expected impact the additional grants will have on your financial statements through the end of fiscal 2010.  Additionally, continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement.

Securities and Exchange Commisson
May 21, 2010

RESPONSE:  The Company advises the Staff that it granted stock options to 30 employees on February 26, 2010 to purchase an aggregate of 1,010,000 shares at an exercise price per share of $6.76.  In connection with the preparation of its consolidated financial statements for the period ended March 31, 2010, the Company reassessed the assumptions underlying the valuation of the stock as of the February grant date. The Company concluded from such retrospective valuation that the fair value of the common stock as of the February date was $9.53 per share, and such value is reflected accordingly in the Company’s financial statements.  The Company has revised the disclosure on pages 48-51 of Amendment No. 1 to reflect the foregoing.

The Company also confirms that there have been no grants made subsequent to February 26, 2010 through the current date.  However, the Company will continue to update its disclosures for any subsequent grants or equity issuances in future amendments to the Registration Statement up until the time of effectiveness of the Registration Statement.

Results of Operations, page 51

20.
We note that, in your discussion of enterprise revenue, you refer to an increase in your installed base, larger contract values and higher renewal levels.  We also note that, in your discussion of M&A revenue, you refer to lower transaction volumes.  Please tell us the extent to which you use these metrics as key indicators in managing your business and indicate whether you believe that these metrics contribute meaningfully to understanding and evaluating your company.  In addition, tell us what consideration you gave to disclosing these metrics for the periods presented in your MD&A.  See Section III.B.1 of SEC Release No. 33-8350.

RESPONSE:  In response to the Staff’s comment, the Company has expanded its disclosure in the MD&A section on pages 39-40 of Amendment No. 1 to give further insight into additional operating and financial measures that it uses to manage the business and evaluate performance.  The Company believes that the measures disclosed in the Key Metrics subsection are the ones that management focuses on in evaluating the Company operating performance and which would contribute meaningfully to an investor's understanding of the Company’s financial condition.  The Company believes that its disclosure of these indicators throughout the MD&A covers the periods presented in the MD&A section.

Securities and Exchange Commisson
May 21, 2010

Liquidity and Capital Resources

Financing Activities, page 64

21.
We note your disclosure that your First Lien Credit Agreement requires mandatory prepayments based on “excess free cash flow.”  Please revise your disclosures to define “excess free cash flow.”  You should also disclose any known or reasonably likely cash requirements associated with the prepayment obligations (i.e. excess free cash flows).  We refer you to Section IV of SEC Release No. 33-8350.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 72 of Amendment No. 1.

Business

Our Growth Strategies, page 76

22.	Discuss here and in your Management’s Discussion any costs incurred to date, as well as anticipated costs, in connection with your growth strategies.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 57-58, 61, 64-65 and 85 of Amendment No. 1 to discuss various expenditures associated with its growth strategies.  The Company respectfully advises the Staff that, because the Company has not yet committed to any specific expenditures directly related to its growth strategies, it would be impracticable and speculative at this time to attempt to quantify anticipated costs that it might incur in connection with such strategies.

Our Technology, page 79

23.
We note that the IntraLinks Platform is hosted in two data centers provided by SunGard Availability Services.  We further note that you have not filed any agreements with SunGard Availability Services.  Please provide us with your analysis as to whether you are required to file any agreements with SunGard Availability Services as exhibits to your registration statement.  Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:  The Company advises the Staff that it does not believe that its agreement with SunGard Availability Services (“SunGard”) meets the disclosure requirements of Item 601(b)(10) of Regulation S-K because (i) the Company believes that its contract with SunGard is made in the ordinary course of the Company’s business, (ii) the SunGard contract is not material to the Company’s financial condition or operating results and (iii) the Company has concluded that its business is not substantially dependent upon its contract with SunGard given that the services provided by SunGard are generally available from a number of different service providers and the Company believes that, if necessary, it could transition the services provided by SunGard to another such service provider without undue hardship.  The Company also notes that it has previously changed its hosting provider without difficulty and it believes that the market for such services has become more competitive over time.  Accordingly, the Company respectfully advises the Staff that it believes its agreement with SunGard does not warrant disclosure at this time pursuant to Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commisson
May 21, 2010

Our Customers, page 79

24.
We note the case studies discussed on pages 80 and 81.  Please supplementally advise us of the names of the customers discussed in these case studies and tell us whether these customers have reviewed the corresponding disclosure.  We may have further comment.

RESPONSE:  In response to the Staff’s comment, the Company is supplementally delivering to the Staff via overnight courier a list of the case studies discussed on pages 88-89 of Amendment No. 1 with the name of the respective customer discussed in each such case study. The Company confirms that each of these customers has reviewed the corresponding disclosure.

Intellectual Property, page 83

25.	Please disclose the duration of the patents you identify in this section. Refer to Item 101(c)(1)(iv).

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 91 of Amendment No. 1.

Management

Executive Officers, Key Employees and Directors, page 85

26.
Please identify the specific experience, qualifications, attributes or skills of Mr. Damico that led your board of directors to conclude that he should serve as a director.  Refer to Item 401(e) of Regulation S-K.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 93 of Amendment No. 1.

Securities and Exchange Commisson
May 21, 2010

Composition of our Board of Directors

Director Independence, page 89

27.
We note your statement in this section that since you have not yet applied to have your shares listed on a stock exchange, your board has not yet made a determination regarding the independence of your directors.  Please note that non-listed registrants are required to provide disclosure regarding director independence using a definition of independence of a national securities exchange or of an inter-dealer quotation system which has requirements that a majority of the board of directors be independent.  Please revise your prospectus accordingly.  Refer to Item 11(n) of Form S-l and Item 407(a)(1)(ii) of Regulation S-K.  See also Section V.D of Release No. 33-8732A.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 97-99 of Amendment No. 1.

Compensation Discussion and Analysis

Annual Incentive Compensation, page 94

28.
Please advise why you have not disclosed the corporate performance targets in effect for your 2009 annual incentive plan.  If you are relying on Instruction 4 to Item 402(b) of Regulation S-K, please provide your analysis as to how disclosure of historical financial targets would cause you competitive harm.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page 103 of Amendment No. 1 to include the specific corporate performance targets applicable for its 2009 annual incentive plan compensation.

Certain Relationships and Related Party Transactions

Customer Agreements, page 113

29.
Please tell us if you have any contracts with TA Associates or Rho Capital Partners related to their use of the IntraLinks platform.  If so, please provide your analysis as to whether such contracts should be filed as exhibits to your registration statement.  Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE:  The Company supplementally advises the Staff that it has contracts with both TA Associates and Rho Capital Partners relating to their use of the IntraLinks platform.  The Company does not believe that either of these contracts is required be filed as exhibits to the Registration Statement in reliance on Item 601(b)(10)(ii)(A) of Regulation S-K because, even though they are contracts to which a security holder is a party, each of these contracts has been entered into in the ordinary course of business on an arms’-length basis and each is immaterial in amount.  In this regard, the Company refers the Staff to the disclosure on page 121 of Amendment No.1, which sets forth the historical amounts of its contracts with these parties.

Securities and Exchange Commisson
May 21, 2010

Market and Industry Data and Forecasts, page 129

30.
We note your statements in this section that you “have not independently verified” the third-party data in your prospectus.  Please note that if you choose to utilize industry data in a prospectus, you adopt such information and are responsible for the content.  Accordingly, please revise the text in this section as necessary so that you do not suggest that you could lack a reasonable belief as to the completeness and accuracy of the industry data you elect to include in the filing.  Also, we note the statement at the end of this section that “this prospectus may only be used for the purposes for which it has been published.”  We are unclear as to the intent and effect of this statement.  Please clarify what you believe to be permissible and impermissible uses of this prospectus as well as the basis for your belief that it is appropriate for you to restrict how the prospectus may be used.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on pages 136-137 of Amendment No. 1.

Consolidated Financial Statements

Note 1. Organization and Description of Business, page F-9

31.
It appears that certain owners of the Predecessor also have ownership in the Successor.  Provide us with an analysis that identifies the owners and provides the related ownership percentages of both the Predecessor and Successor and highlight any common ownership.  Indicate the shareholder(s) that controlled each entity and support your conclusion that a change in control occurred.

RESPONSE:  In response to the Staff’s comment, the Company is supplementally delivering to the Staff via overnight courier a copy of the ownership summary for the Predecessor Company that illustrates the owners of the Predecessor Company prior to the Merger and their respective holdings in the Successor Company after the Merger.  As set forth in the ownership summary: (1) prior to the Merger, no owners held a controlling interest in the Company, (2) TA Associates, Inc. did not have an interest in the Predecessor Company prior to the Merger, (3) subsequent to the Merger, certain affiliates of TA Associates, Inc. held a controlling interest in IntraLinks Holdings, Inc. (f/k/a- “TA Indigo Holdings Corporation”), as a result of their acquisition of approximately 57% of the post-merger shares, as well as representation on the Board of Directors.  As such, TA Associates, Inc.’s acquisition of a controlling interest in the Company was accounted for as a business combination under SFAS No. 141, Business Combinations.

Securities and Exchange Commisson
May 21, 2010

Note 2. Summary of Significant Accounting Policies

Comprehensive (Loss) Income, page F-12

32.	Please tell us how you considered the requirement to disclose accumulated balances for each classification in Other Comprehensive (Loss). Refer to ASC 220-10-45-14.

RESPONSE:  In response to the Staff’s comment, and in consideration of ASC 220-10-45-14, the Company has revised the disclosure on page F-15 of Amendment No. 1 to include accumulated balances for each classification in Other Comprehensive (Loss) Income.

Note 8. Income Taxes, page F-24

33.
We note the tabular presentation of the deferred tax assets and deferred tax liabilities on page F-26.  Please tell us how your disclosures comply with ASC 740-10-50-2.  In this regard, we note that your current disclosures appear to comingle deferred tax assets and liabilities.

RESPONSE:  In response to the Staff’s comment, and in consideration of ASC 740-10-50-2, the Company has revised the disclosure on page F-31 of Amendment No. 1.

34.
Given that you have a history of pre-tax losses, please describe the specific factors that you considered when determining that a valuation allowance against your deferred tax assets was not required.  Please describe, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted.  Refer to ASC 740-10-30-16 through 25.

RESPONSE:  The Company acknowledges the presumption that a company in a cumulative net loss position in recent years will continue to incur losses and, therefore, there is risk that the existing deferred tax assets may not be realized and a valuation allowance on those deferred tax assets may be necessary.  The Company advises the Staff that it has evaluated all available evidence, both positive and negative, to determine that no valuation allowance on the deferred tax assets is needed.  According to ASC 740-10-30-18, “future realization of the tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the … carryforward period available under the tax law.”  The Company had deferred tax liabilities of $94.1 million and $80.6 million as of December 31, 2008 and 2009, respectively, attributable to a book basis in amortizable intangible assets for which there is no corresponding tax basis.  The deferred tax liability for these intangible assets equates to taxable temporary differences of $224.5 million and $189.6 million as of December 31, 2008 and 2009, respectively. These taxable temporary differences are expected to reverse over the next 3 to 7 years. According to ASC 740-10-30-18, these future reversals of taxable temporary differences are considered sources of taxable income that will be available to the Company to realize the net deferred tax assets which consists primarily of net operating losses of $76.4 million and $58.1 million as of December 31, 2008 and December 31, 2009, respectively.  Other positive evidence for the future realization of the tax benefits includes that the Company has generated positive taxable income before the net operating loss deduction during 2008 and 2009.  Consequently, the Company concluded that the positive evidence outweighed the negative evidence and it was more likely than not that the deferred tax assets would be realized.

Securities and Exchange Commisson
May 21, 2010

Note 9. Debt and Derivative Financial Instrument

Derivative Financial Instrument, page F-31

35.
We refer to your disclosure which states that the fair value of the interest swap derivative is derived from dealer quotes and by incorporating a credit valuation adjustment.  Please describe how you determined the amount of the credit valuation adjustment.

RESPONSE:  The Company advises the Staff that the credit valuation adjustment is considered in conjunction with the quote obtained from the financial institution, in order to determine the fair value of the interest swap derivative.  The credit valuation adjustment represents a discount in consideration of the Company’s own credit risk (because the interest rate swap is in a liability position), and is based on the ask/bid price of the Company’s debt, which is privately traded in the loan syndication market.  The Company has revised the disclosure on page F-36 of Amendment No. 1 to describe the fair value measurement of the interest rate swap.

Item 15. Recent Sales of Unregistered Securities

Issuances of Capital Stock, page II-2

36.
In accordance with Item 701(d) of Regulation S-K, please briefly state the facts as to why the unregistered sales of securities were exempt under Section 4(2) and Regulation D of the Securities Act of 1933.

RESPONSE:  In response to the Staff’s comment, the Company has revised the disclosure on page II-2 of Amendment No. 1.

* * *

Securities and Exchange Commisson
May 21, 2010

We thank the Staff for its courtesies.  If the Staff needs any additional information or has any further questions, please do not hesitate to contact the undersigned at (212) 813-8804 or Edward A. King at (617) 570-1346.

Sincerely,

  /s/ Stephen M. Davis

Stephen M. Davis

cc:	Edward A. King, Esq.
Goodwin Procter LLP
J. Andrew Damico
Anthony Plesner
Gary Hirsch
IntraLinks Holdings, Inc.
Jamie John
Christine Davis
Matthew Crispino
United States Securities and Exchange Commission